As filed with the Securities and Exchange Commission on January 11, 2017

Registration No. 333-213691

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLOBAL NET LEASE, INC.

(Exact name of registrants as specified in charter)

Maryland (State or other jurisdiction of incorporation or organization)	6798 (Primary Standard Industrial Classification Code Number)	45-2771978 (I.R.S. Employer Identification Number)

405 Park Avenue, 14th Floor

New York, New York 10022

(212) 415-6500

(Address, Including Zip Code, and Telephone Number,

Including Area Code, of Registrants’ Principal Executive Offices)

Scott J. Bowman

Chief Executive Officer

Global Net Lease, Inc.

405 Park Avenue, 14th Floor

New York, New York 10022

(212) 415-6500

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With copies to:

Peter M. Fass, Esq. Proskauer Rose LLP	Michael J. Choate, Esq. Proskauer Rose LLP
Eleven Times Square New York, New York 10036 (212) 969-3000	70 West Madison Chicago, Illinois 60602 (312) 962-3567

Approximate date of commencement of the proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Issuer Third Party Tender Offer) ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 is being filed for the purposes of filing the final opinion of counsel regarding the treatment of the merger as a tax-free reorganization. The opinion is being filed pursuant to the Company’s commitment to file the opinion in accordance with Securities and Exchange Commission staff Legal Bulletin No. 19 and is filed herewith as Exhibit 8.2 to the registration statement. No changes or additions are being made hereby to the prospectus constituting Part I of the registration statement. Accordingly, this Post-Effective Amendment No. 2 does not include a copy of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 21. Exhibits

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 11, 2017.

GLOBAL NET LEASE, INC.

By:	/s/ Scott J. Bowman
Scott J. Bowman
Chief Executive Officer and President (Principal Executive Officer)

By:	/s/ Timothy Salvemini
Timothy Salvemini
Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ P. Sue Perrotty	Non-Executive Chair of the Board of Directors,	January 11, 2017
P. Sue Perrotty	Audit Committee Chair

/s/ Edward M. Weil, Jr.	Director	January 11, 2017
Edward M. Weil, Jr.

/s/ Scott J. Bowman	Chief Executive Officer and President (Principal Executive Officer)	January 11, 2017
Scott J. Bowman

/s/ Timothy Salvemini	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 11, 2017
Timothy Salvemini

/s/ Lee M. Elman	Independent Director	January 11, 2017
Lee M. Elman

/s/ Edward G. Rendell	Independent Director	January 11, 2017
Edward G. Rendell

/s/ Abby M. Wenzel	Independent Director	January 11, 2017
Abby M. Wenzel

EXHIBIT INDEX

Exhibit No.	Description

2.1(1)	Agreement and Plan of Merger, dated as of August 8, 2016
3.1(2)	Articles of Amendment to the Amended and Restated Charter of Global Net Lease, Inc. (f/k/a American Realty Capital Global Trust, Inc.), effective May 5, 2015
3.2(3)	Articles of Amendment of Global Net Lease, Inc. (f/k/a American Realty Capital Global Trust, Inc.)
3.3(4)	Amended and Restated Bylaws of Global Net Lease, Inc.
4.1(5)	Second Amended and Restated Agreement of Limited Partnership of Global Net Lease Operating Partnership, L.P., dated June 2, 2015, between Global Net Lease, Inc. and Global Net Lease Special Limited Partner, LLC
5.1(13)	Opinion of Venable LLP regarding legality of securities being registered
8.1(13)	Opinion of Proskauer Rose LLP as to tax matters
8.2*	Opinion of Proskauer Rose LLP as to tax matters
10.1(5)	Fourth Amended and Restated Advisory Agreement, dated June 2, 2015, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Advisors, LLC
10.2(6)	Property Management and Leasing Agreement, dated April 20, 2012, among Global Net Lease, Inc. (f/k/a American Realty Capital Global Trust, Inc.), Global Net Lease Operating Partnership, L.P (f/k/a American Realty Capital Global Operating Partnership, L.P.) and Global Net Lease Properties, LLC (f/k/a American Realty Capital Global Properties, LLC)
10.3(7)	Amended and Restated Incentive Restricted Share Plan of Global Net Lease, Inc. (f/k/a American Realty Capital Global Trust, Inc.)
10.4(6)	Global Net Lease, Inc.’s Stock Option Plan
10.5(8)	Indemnification Agreement, dated June 2, 2015, among Global Net Lease, Inc., Scott J. Bowman, Peter M. Budko, Patrick J. Goulding, William M. Kahane, P. Sue Perrotty, Nicholas Radesca, Edward G. Rendell, Nicholas S. Schorsch, Abby M. Wenzel, Andrew Winer, Edward M. Weil, Jr., Global Net Lease Advisors, LLC, AR Capital, LLC and RCS Capital Corporation
10.6(5)	Contribution and Exchange Agreement, dated June 2, 2015, between Global Net Lease Operating Partnership, L.P. and Global Net Lease Advisors, LLC.
10.7(5)	Listing Note Agreement, dated June 2, 2015, between Global Net Lease Operating Partnership, L.P. and Global Net Lease Special Limited Partner, LLC.
10.8(9)	Eighth Amendment to Credit Agreement, dated as of August 24, 2015, among Global Net Lease Operating Partnership, L.P., Global Net Lease, Inc., ARC Global Holdco, LLC, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent for the lenders.
10.9(10)	Indemnification Agreement between the Company and Timothy Salvemini, dated as of December 22, 2015
10.10(10)	Second Amended and Restated 2015 Advisor Multi-Year Outperformance Agreement, dated February 25, 2016, among Global Net Lease, Inc., Global Net Lease Operating Partnership, L.P. and Global Net Lease Advisors, LLC
10.11(11)	Omnibus Amendment and Reaffirmation dated as of July 25, 2016, among the Company, Global Net Lease Operating Partnership, L.P., ARC Global Holdco LLC, the subsidiary guarantors party thereto and JPMorgan Chase Bank, N.A.
14.1(10)	Amended and Restated Code of Business Conduct and Ethics

16.1(12)	Letter from Grant Thornton LLP to the Securities and Exchange Commission dated January 20, 2015
21.1(10)	List of Subsidiaries
23.1(14)	Consent of PricewaterhouseCoopers LLP
23.2(14)	Consent of Grant Thornton LLP
99.1(13)	Consent of BMO Capital Markets Corp.
99.2(13)	Consent of UBS Securities LLC
101.1(15)	The following materials from Global Net Lease, Inc. formatted in XBRL (eXtensible Business Reporting Language) (i) the Consolidated Balance Sheets at June 30, 2016, December 31, 2015 and December 31, 2014, (ii) the Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2016 and 2015, and for the Years Ended December 31, 2015, 2014 and 2013 (iii) the Consolidated Statements of Comprehensive Income (Loss) for the Three and Six months Ended June 30, 2016 and 2015, and for the Years Ended December 31, 2015, 2014 and 2013 (iv) the Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2016 and for the Years Ended December 31, 2015, 2014 and 2013 (v) the Consolidated Statements of Cash Flows for the Six Months ended June 30, 2016 and 2015, and for the Years Ended December 31, 2015, 2014 and 2013 and (vi) the Notes to the Consolidated Financial Statements, formatted in XBRL

*	Filed herewith

(1)	Filed as an exhibit to GNL’s Current Report on Form 8-K filed with the SEC on August 8, 2016.
(2)	Filed as an exhibit to GNL’s Annual Report on Form 10-K for the year ended December 31, 2014 filed with the SEC on April 3, 2015.
(3)	Filed as an exhibit to GNL’s Current Report on Form 8-K filed with the SEC on May 6, 2015.
(4)	Filed as an exhibit to GNL’s Current Report on Form 8-K filed with the SEC on June 3, 2015.
(5)	Filed as an exhibit to GNL’s Current Report on Form 8-K filed with the SEC on June 2, 2015.
(6)	Filed as an exhibit to GNL’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 11, 2013.
(7)	Filed as an exhibit to GNL’s Current Report on Form 8-K filed with the SEC on April 9, 2015.
(8)	Filed as an exhibit to GNL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed with the SEC on August 10, 2015.
(9)	Filed as an exhibit to GNL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed with the SEC on November 10, 2015.
(10)	Filed as an exhibit to GNL’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the SEC on February 29, 2016.
(11)	Filed as an exhibit to GNL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 filed with the SEC on November 8, 2016.
(12)	Filed as an exhibit to GNL’s Current Report on Form 8-K filed with the SEC on January 20, 2015.
(13)	Filed as an exhibit to GNL’s Amendment No. 1 to Form S-4 Registration Statement filed with the SEC on October 21, 2016.
(14)	Filed as an exhibit to GNL’s Amendment No. 2 to Form S-4 Registration Statement filed with the SEC on October 21, 2016.
(15)	Filed as an exhibit to GNL’s Post-Effective Amendment No. 1 to Form S-4 Registration Statement filed with the SEC on December 19, 2016.